November 12, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
William Mastrianna, Attorney–Adviser
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant

Re:	Xtera Communications, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-207288)
Form 8-A (File No. 001-37617)

Acceleration Request
Requested Date: November 12, 2015
Requested Time: 12:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Xtera Communications, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-207288) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In connection with the Registration Statement Acceleration Request, the Registrant hereby requests that the above-referenced Form 8-A (File No. 001-37617) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the Staff. The Registrant hereby authorizes Samer M. Zabaneh of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Samer M. Zabaneh of DLA Piper LLP (US) at 512-457-7126. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Samer M. Zabaneh via facsimile at 512-721-2226. Thank you for your assistance.

Very truly yours,

/s/ Paul J. Colan
Paul J. Colan
Chief Financial Officer

cc:	Jon R. Hopper (Xtera Communications, Inc.)
Samer M. Zabaneh (DLA Piper LLP (US))
Stanton D. Wong (Pillsbury Winthrop Shaw Pittman LLP)
Heidi E. Mayon (Pillsbury Winthrop Shaw Pittman LLP)